May 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attention:  Mr. Jonathan Burr

Re:	Cottonwood Communities, Inc.
Registration Statement on Form S-4
File No. 333-255314

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Cottonwood Communities, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 in order that the Registration Statement shall become effective at 10:00 A.M. (EDT) on May 14, 2021 or as soon thereafter as practicable.

Please contact Laura Sirianni at 919-786-2025 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Cottonwood Communities, Inc.

By:	/s/ Enzio Cassinis
Name:	Enzio Cassinis
Title:	President